                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                       Parque Eolico Plana de Jarreta S.L.
                       -----------------------------------
                        (Name of foreign utility company)



                                    TXU CORP.
                                    ---------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


        This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                        Worsham Forsythe Wooldridge, LLP
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                December 19, 2001

         TXU Corp. (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that Parque Eolico Plana de Jarreta S.L. ("PEP") is, and on behalf of PEP claims status for PEP as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. The Company, through a subsidiary company (other than the Company's existing domestic public utility companies), will acquire 40% of the shares of PEP.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The names of the entity claiming foreign utility status is: Parque Eolico Plana de Jarreta S.L. which is incorporated in Spain and has the business address of Paseo de la Independencia, 10 Zaragoza, Spain.

         PEP will construct and operate the wind turbine facility known as "La Carracha" in the municipality of La Muela, Zaragoza.

         PEP will acquire the following facilities that are used for the transmission and distribution of electric energy for sale:

         o        66 aerogenerators with a total capacity of 49.5 MW

         PEP holds a 50% stake in a Spanish economic interest grouping under the name of Nuevos Parques Eolicos La Muela AIE which, among other things, owns:

         o        29 Kilometers of 220 KV Transmission lines

         o        Substation consisting of 20/220KV Transformer

         The known shareholders of PEP that own 5% or more of the voting securities are:

         o TXU Europe Energy Trading B.V. (an indirectly wholly-owned subsidiary of the Company) will acquire 40% of the outstanding voting securities of PEP.

         o BVT Energie- und Umwelttechnik AG, a German company owns 30% of the outstanding voting securities of PEP.

         o Blue Energy AG, a German Company owns 26% of the shares of the outstanding voting securities of PEP.

ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR
PARQUE EOLICO PLANA DE JARRETA S.L. - PAGE 1

         The domestic associate public utility companies of the PEC will be TXU Electric Company ("TXU Electric"), TXU SESCO Company ("TXU SESCO"), and TXU Gas ("TXU Gas"). The only relationship among TXU Electric, TXU SESCO, TXU Gas and the PEC will be that their holding company is the Company. The Company directly owns all the outstanding voting stock of TXU Electric and TXU Gas and indirectly owns all the outstanding voting stock of TXU SESCO. TXU Electric did not pay any portion of the purchase price. TXU SESCO did not pay any portion of the purchase price. TXU Gas did not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         A true and correct copy of the Public Utility Commission of Texas certification letter dated November 4, 1999 is attached hereto as Exhibit A-1 and incorporated herein by reference. A true and correct copy of the Railroad Commission of Texas certification letter dated February 4, 1998, filed previously with the Commission on or about February 17, 1998, is attached hereto as Exhibit A-2 and incorporated herein by reference.

         The Public Utility Commission of Texas certification letter was expressly made applicable to all future foreign utility companies ventures in which the Company or its subsidiaries may seek to obtain an ownership interest; provided, that if the Company intends to make a FUCO investment with recourse to the Company that would cause the Company's aggregate investment in foreign utility companies and exempt wholesale generators to exceed 60% of its consolidated net worth, the Company shall obtain additional certification from the Public Utility Commission of Texas prior to completing such investment. THE INVESTMENT IN PEP WILL NOT CAUSE THE COMPANY'S AGGREGATE INVESTMENT TO EXCEED 60% OF ITS CONSOLIDATED NET WORTH.

         The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which the Company or its subsidiaries may seek to obtain an ownership interest.



NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR
PARQUE EOLICO PLANA DE JARRETA S.L. - PAGE 2


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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                          TXU Corp.

                                     By:  /s/ PETER B. TINKHAM
                                          --------------------------------------
                                          Peter B. Tinkham
                                          Secretary/Assistant Treasurer

Date: December 19, 2001



NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR
PARQUE EOLICO PLANA DE JARRETA S.L. - PAGE 3



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                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
------           -----------
EX A-1           Letter to the SEC dated November 4, 1999

EX A-2           Letter to the SEC dated February 4, 1998